Cascade Cultures LLC

Profit and Loss
January 1 - June 24, 2021

	TOTAL
Income	
Rent Share	6,000.00
Sales	1,323.10
Discounts given	-3,104.35
E-Commerce/Direct	1,335.14
Farmers Markets	1,442.52
Wholesale	0.00
Direct	4,470.62
UNFI	24,742.82
Total Wholesale	**29,213.44**
Total Sales	**30,209.85**
Uncategorized Income	1,000.00
Total Income	**$37,209.85**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Ingredients	0.00
Juices	355.50
Oil	5,126.58
Pantry	1,047.62
Produce	68.95
Super Belly	624.17
Total Ingredients	**7,222.82**
Shipping	0.00
Direct Shipping/E-commerce	829.28
Total Shipping	**829.28**
Supplies	0.00
Glass	3,442.09
Labels	1,828.09
Packing Materials	662.26
Total Supplies	**5,932.44**
Total Cost of Goods Sold	**13,984.54**
Total Cost of Goods Sold	**$13,984.54**
GROSS PROFIT	**$23,225.31**
Expenses	
Automobile	93.07
Equipment	885.00
Equipment Repair & Maintenance	1,154.30

Cascade Cultures LLC

Profit and Loss
January 1 - June 24, 2021

	TOTAL
Facilities	0.00
Insurance	1,067.00
Rent & Lease	7,200.00
Repairs & Maintenance	224.28
Utilities	3,666.81
Total Facilities	**12,158.09**
General Admin	0.00
Legal & Professional Services	2,082.93
Office Supplies & Software	295.99
Taxes & Licenses	814.75
Total General Admin	**3,193.67**
Interest Paid	969.35
Marketing & Sales	0.00
Advertising	200.00
Affiliate	44.37
Broker - Dirty Hands	675.00
Dirty Hands Samples	126.70
E-Book	13.30
Facebook Advertising	4.00
Farmers Markets	1,587.41
Graphic Design	264.93
Marketing	956.50
Photography	435.00
Travel	0.00
Meals & Entertainment	60.45
Total Travel	**60.45**
Web	303.90
Total Marketing & Sales	**4,671.56**
Professional Development	89.27
R & D Product / Ingredients	662.37
Total Expenses	**$23,876.68**
NET OPERATING INCOME	$ -651.37
NET INCOME	$ -651.37